Mail Stop 4561

November 1, 2007

Mr. Lionel Powell
Chief Financial Officer and Chief Accounting Officer
Altrust Financial Services, Inc.
811 2nd Avenue S.W.
Cullman, AL 35055-4222

> **Re:** **Altrust Financial Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **File No. 000-51298**

Dear Mr. Powell:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John P. Nolan
Accounting Branch Chief